By EDGAR and email

March 20, 2014

Daniel Porco, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                                                     Overstock.com, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 7, 2014

File No. 000-49799

Dear Mr. Porco:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2014 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 7, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Proposal 2—Approval of Amendment to Our Certificate of Incorporation…, page 8

Background and Reason for the Proposed Amendment, page 9

1.              Please discuss in this section all material risks to stockholders that could result from the adoption of an exclusive forum provision in your Certificate of Incorporation.

Response:  We acknowledge the staff’s comment, and in response propose to add a discussion of all material risks to stockholders that could result from the adoption of an exclusive forum provision in our Certificate of Incorporation on page 9 of the proxy statement in the referenced section as follows:

We do not believe that the Amendment presents any material risk to our stockholders except as follows. One or more stockholders who desire to file lawsuits against the Company, its directors or employees, in multiple jurisdictions in an effort to increase the settlement value of their lawsuits by increasing the Company’s costs to defend against multiple lawsuits, might prefer to be able to file lawsuits in multiple jurisdictions. Further, one or more stockholders who believe that the relevant law or demographic of a potential jury pool of a jurisdiction other than those specified by the Amendment might be more favorable to their claims, might prefer to file elsewhere. Also, one or more stockholders who believe that the relevant law is less settled in another jurisdiction might prefer to file elsewhere in an effort to increase the settlement value of their claims. The Amendment may also reduce the likelihood of derivative litigation against directors and employees, even though an action, if successful, might benefit the Company and its stockholders.

2.              We note your disclosure that you already have a similar forum selection provision in your corporate bylaws. Please disclose the date upon which you adopted this bylaw and whether you have experienced any difficulty enforcing such bylaw.

Response:  We acknowledge the staff’s comment, and in response propose to add disclosure of the date on which we adopted the bylaw amendment and whether we have experienced any difficulty enforcing such bylaw as follows:

We adopted this provision by an amendment to our Bylaws on October 23, 2013, and amended it on February 5, 2014.  We have not experienced any difficulty enforcing this provision.

At your request, the Company acknowledges that:

1.                                      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-4441 or to Thomas Adkins with Bracewell & Giuliani LLP at 512-542-2122.

Very truly yours,

/s/ Mark J. Griffin

Mark J. Griffin
Senior Vice President and General Counsel
Overstock.com, Inc.